Writer’s E-Mail: Antonia.stolper@shearman.com Writer’s Direct Number: (212) 848-5009	May 8, 2019

CONFIDENTIAL TREATMENT REQUESTED

Delivered electronically and by hand

Office of International Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549

Intercorp Financial Services Inc.

Registration Statement on Form F-1

Ladies and Gentlemen:

We represent Intercorp Financial Services Inc. (the “Company”), a corporation organized under the laws of Panama in 2006 that is a foreign private issuer as defined in Rule 405 of the Securities Act of 1933, as amended. The Company’s common shares are listed on the Lima Stock Exchange. The Company has today submitted a draft Registration Statement on Form F-1 in electronic form, requesting confidential treatment for that submission.

The Registration Statement relates to a proposed offering of common shares of the Company, to be made in the United States and elsewhere by the Company, one of its subsidiaries and the other selling shareholders named in the registration statement. Only common shares will be offered, there will be no ADR deposit facility.

We respectfully request that the staff of the Securities and Exchange Commission review the Registration Statement on a pre-filing confidential basis.

On behalf of the Company, we appreciate your attention to this matter and your willingness to provide a confidential review of the Registration Statement. If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at the number set forth above.

Accounting questions may be directed to Michela Casassa, the Company’s chief financial officer, at +511 219 2110. The review partner for this submission at the Company’s audit firm, Paredes, Burga & Asociados Socieded Civil de Responsabilidad Limitada, a member firm of Ernst & Young Global is Victor Tanaka, who can be reached at +511 411 4444.

SHEARMAN.COM

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

CONFIDENTIAL TREATMENT REQUESTED

Office of International Corporate Finance	May 8, 2019

We would be grateful if the Staff could acknowledge receipt of the enclosures by date-stamping the enclosed extra copy of this letter and returning it to our messenger, who will be waiting.

Very truly yours,

/s/ Antonia E. Stolper

Antonia E. Stolper

Enclosure.

cc:	Luis Felipe Castellanos – Chief Executive Officer, Intercorp Financial Services, Inc.
Michela Casassa – Chief Financial Officer, Intercorp Financial Services, Inc.
Ernesto Ferrero Merino – Investor Relations Officer, Intercorp Financial Services, Inc.
Juan Antonio Castro – Legal Counsel – Intercorp Financial Services, Inc.
Victor Tanaka – Paredes Burga & Asociados S. Civil de R.L
Juan Francisco Mendez – Simpson Thacher & Bartlett LLP, New York